UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Golden Queen Mining Co. Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38115J100
(CUSIP Number)

Jonathan C. Clay
29 Ridgecroft Road
Bronxville, NY 10708
(914) 961-0898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
_________________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Jonathan C. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,340,016 shares of Common Stock
	8	SHARED VOTING POWER 889,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 8,340,016 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 889,250 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,229,266 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (See Item 5)*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon information provided by the Issuer, according to which there were 99,928,683 shares of the Issuer’s Common Stock (defined below) outstanding as of May 11, 2015.

SCHEDULE 13D
CUSIP No. 38115J100	Page 3 of 6 Pages

This Amendment No. 9 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on December 14, 2010, as amended by a Schedule 13D/A dated February 29, 2012, as amended by a Schedule 13D/A dated April 24, 2012, as amended by a Schedule 13D/A dated March 3, 2013, as amended by a Schedule 13D/A dated August 1, 2013, as amended by a Schedule 13D/A dated April 3, 2014, as amended by a Schedule 13D/A dated June 18, 2014, as amended by a Schedule 13D/A dated January 21, 2015, and as amended by a Schedule 13D/A dated February 2, 2015 (the “Schedule 13D”).  This Amendment is being filed to reflect the expiration of the conversion privilege of the convertible debenture held by Jonathan C. Clay as a result of the Issuer’s repayment of the principal amount of the debenture and the interest thereon to Mr. Clay.  Jonathan C. Clay is hereinafter referred to as the “Reporting Person”.

ITEM 1. SECURITY AND ISSUER

           This Amendment relates to the Common Stock (the “Common Stock”) of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (“Golden Queen” or “the Company”).  The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

ITEM 2.  IDENTITY AND BACKGROUND

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

On July 26, 2015, the Reporting Person’s right to convert his convertible debenture into shares of Common Stock of the Issuer expired as a result of the Issuer’s repayment of the principal amount of the debenture, and the interest thereon, to the Reporting Person.  The Reporting Person received no value from the expiration of the conversion privilege.

On June 8, 2015, the Company issued a warrant to EHT LLC (“EHT”), of which the Reporting Person is the sole managing member.  This warrant will become exercisable from December 8, 2015 to acquire 833,000 shares of the Company’s Common Stock at an exercise price of U.S. $0.95 per share, subject to certain adjustments (the “Warrant”).  The Common Stock issuable upon exercise of the Warrant has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued pursuant to exemptions from such registration requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) According to information provided by the Company, 99,928,683 shares of Golden Queen’s Common Stock were outstanding as of May 11, 2015.

SCHEDULE 13D
CUSIP No. 38115J100	Page 4 of 6 Pages

The Reporting Person may be deemed to beneficially own an aggregate of 9,229,266 shares of the Common Stock constituting approximately 9.2% of such class of securities. This total includes (i) 1,081,686 shares of the Common Stock held directly by the Reporting Person, (ii) 807,250 shares of the Common Stock held by Arctic Coast Petroleums Ltd. a corporation organized under the laws of Alberta, Canada (“Arctic Coast”), (iii) 50,000 shares of the Common Stock held by 933 Milledge LLC (“Milledge”), (iv) 32,000 shares of the Common Stock held in a custody account for James Clay, the Reporting Person’s son, of which the Reporting Person’s wife, Whitney, is the sole custodian (the “Custody Account”), and (v) 7,258,330 shares of the Common Stock held by EHT.  This total does not include 833,000 shares of Common Stock that may be acquired upon exercise of the Warrant (which will become exercisable from December 8, 2015).  The Reporting Person disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(a), the Reporting Person does not beneficially own any shares of the Common Stock or have the right to acquire any shares of the Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 8,340,016 shares of the Common Stock which consists of (i) 1,081,686 shares of the Common Stock directly held by the Reporting Person, and (ii) 7,258,330 shares of the Common Stock held by EHT.  The Reporting Person may be deemed to share voting and dispositive power with respect to 857,250 shares of Common Stock which consists of (i) 807,250 shares held by Arctic Coast, (ii) 50,000 shares held by Milledge and (iii) 32,000 shares held in the Custody Account.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock held in the Custody Account.

Except as disclosed in this Item 5(b), the Reporting Person does not presently have the right to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Common Stock which he may be deemed to beneficially own.

(c) Except as disclosed in Item 4 of this Amendment, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person, except that his wife, Whitney, as the sole custodian of the Custody Account may direct the receipt of dividends from, or the proceeds from the sale of, the 32,000 shares of the Common Stock held in the Custody Account.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this Statement, including the description of the registration rights agreement described in Amendment No. 7 to this Statement filed with the Commission on January 21, 2015 and the description of the Warrant under Item 4 above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 38115J100	Page 5 of 6 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Transaction Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 2:	Voting and Support Agreement, dated as of June 8, 2014.*

Exhibit 3:	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 5:	Registration Rights Agreement, dated as of December 31, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on December 31, 2014).

Exhibit 6:	Form of Warrant Agreement (Incorporated by Reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

__________
*Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SCHEDULE 13D
CUSIP No. 38115J100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2015

/s/ Jonathan C. Clay
Jonathan C. Clay